 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 13)*

ITEX CORPORATION

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(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

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(Title of Class of Securities)

465647204

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(CUSIP Number)

David Polonitza

54B Sandra Circle, Apt B-1

Westfield, NJ 07090

 (502) 460-3141

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(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)

May 16, 2012

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued of following pages)

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1.       Name of Reporting Person

         David Polonitza

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                         Source of Funds

   PF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               128,640

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          128,640

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         128,640

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         4.33%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Wayne P. Jones

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                         S.E.C. Use Only

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4.                        Source of Funds

   PF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         0

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         0.00%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Kirk Anderson

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.       S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                       Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.                        Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               71,645

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          71,645

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         71,645

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         2.41%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Richard and Greta Polonitza Jt. Ten.

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                        S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                        Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               8,402

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          8,402

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         8,402

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

0.28%

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14.      Type of Reporting Person               IN

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AMENDMENT NO. 13 TO SCHEDULE 13D

The following constitutes Amendment No. 13 ("Amendment No. 13") to the Schedule 13D filed by the undersigned.  Amendment No. 13 amends the Schedule 13D as specifically set forth herein.

Item 4 is hereby amended and restated to read as follows:

Item 4. Purpose of Transaction.

On May 16, 2012, the Polonitza Group issued a press release related to the voting results of ITEX Corporation’s 2011 Annual Meeting. The press release is attached as Exhibit 99.1 and incorporated herein by reference.

Item 7 is hereby amended and restated to read as follows:

Item 7. Material to be Filed as Exhibits.

99.1 Press release, dated May 16, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2012

By: /s/ David Polonitza

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Name:   David Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Richard Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Greta Polonitza

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Kirk Anderson

By: /s/ David Polonitza

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Name:   David Polonitza as attorney-in-fact for Wayne P. Jones